

December 11, 2014

<u>Via E-mail</u>
Iurii Iurtaev
President and Principal Executive Officer
Lepota, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

>   **Re: Lepota, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 5, 2014**
>   **File No. 333-198808**

Dear Mr. Iurtaev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Government and Industry Regulation, page 24</u>

1.   We reissue the second sentence of prior comment 3. Please clarify the references to accredited testing centers, and state registration carried out by a body authorized by the party. We note the references to the websites added in response to prior comment 3 and that such websites appear to be in Russian. Please remove the website URLs from the filing or file the information on those websites as an attachment to the registration statement, as part of the prospectus. Refer to footnote 41 in Securities Act Release No. 33-7856 for guidance. Also, please comply with Securities Act Rule 403(c)(1) if you elect to include pages from the websites in a foreign language, as part of your document.

<u>Executive Compensation, page 38</u>

2.   We reissue prior comment 5. Please revise the compensation tables to update the total compensation column.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Frederick C. Bauman, Esq.